Exhibit 99.1

BeyondSpring Appoints Commercial Leader Mark Santos to its Board of Directors

NEW YORK, November 10, 2021 — BeyondSpring Pharmaceuticals (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a clinical stage biopharmaceutical company focused on the development of innovative cancer therapeutics, today announced the appointment of Mark Santos, RPh, to its Board of Directors, effective immediately. Mr. Santos has over 30 years of executive experience across the healthcare and pharmaceutical industries, currently serving as the Senior Vice President of Pharma Strategy & Contracting at OneOncology. He was President of ION Solutions, the leading GPO in the U.S., from 2011 to 2018.

“We’re honored to have industry veteran Mr. Santos join our Board as BeyondSpring is making the transition into an R&D and commercial company. As President of ION Solutions, he was instrumental in developing a multi-layered approach that drove innovative value for ION’s pharmaceutical partners and physician members, and helped transform and optimize the contracting process,” said Dr. Lan Huang, co-founder, CEO and chairwoman of BeyondSpring. “Mr. Santos’ knowledge of industry needs, combined with his exceptional understanding of community practices, brings great value to the planning and launch support for new agents into the oncology market.”

Mark Santos, RPh, added, “It is exciting to be joining BeyondSpring’s Board at this critical value inflection point where plinabulin’s clinical data has demonstrated its potential to make a significant impact in the oncology space as both an anti-cancer agent and in CIN prevention. As someone who has worked in oncology for much of my career, I very much look forward to being a part of this important next step in plinabulin’s journey and to seeing it potentially make a difference in the lives of cancer patients globally.”

In 2001, Mr. Santos joined the startup phase of what became ION Solutions GPO where under his leadership as President, the GPO grew to a market leadership position. He currently serves as a board member of several other institutions, including Healthy Engage, the American Cancer Society (South Texas Chapter), the NY Cancer Foundation and the Leukemia Texas Foundation (Houston Chapter). He also has provider experience as a chemotherapy compounding pharmacist from his time in private practice. Mr. Santos has a B.S. in pharmacy from the Xavier University of Louisiana College of Pharmacy.

About BeyondSpring
Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset plinabulin, a selective immunomodulating microtubule-binding agent (SIMBA), is being developed as a “pipeline in a drug.” It is filed for approval and has received Priority Review in the U.S. and China for the prevention of chemotherapy-induced neutropenia (CIN) with a PDUFA date of November 30, 2021 in the U.S. and recently announced positive data from the Phase 3 pivotal study (DUBLIN-3) to test an anti-cancer benefit, which met the overall survival primary endpoint in NSCLC. Additionally, it is being studied broadly in combination with various immuno-oncology regimens that could boost the effects of PD-1 / PD-L1 antibodies. In addition to plinabulin, BeyondSpring’s extensive pipeline includes three preclinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:
Darren Opland, Ph.D.
LifeSci Communications
+1 646-627-8387
darren@lifescicomms.com